07022486

ONESOURCE SERVICES INC.
60 MARKET SQUARE
P.O. BOX 1768
BELIZE CITY
BELIZE
TEL NO: 501 223 4245
FAX NO: 501 227 4443

U.S. Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

April 5, 2007

Dear Sirs,

Re: <u>OneSource Services Inc. (File No. 82-35018)</u>

Pursuant to the filing requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 for foreign private issuers that have claimed an exemption, OneSource Services Inc. ("OSI") hereby submits copies of the following documents:

1. the press release announcing the results for the nine months ended December 31, 2006 together with the Summarized Consolidated Financial Statements of OSI for the nine months ended December 31, 2006; and
2. the press release announcing the acquisition of 26,911 of its own shares to hold as treasury.

Yours faithfully,

Abner Peralta
Company Secretary's Office

ONESOURCE

OneSource Services Inc.

ONESOURCE SERVICES INC. ANNOUNCES RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2006

Belize City, Belize, March 15, 2007 -- OneSource Services Inc. (London AIM: OSS) ("OneSource") reported revenue of $207.0m (2005 – $208.5m) and net income of $0.1m (2005 – $0.2m) for the three months ended December 31, 2006, the third quarter of fiscal year 2007. Diluted earnings per share for the three months ended December 31, 2006 was $0.03 (2005 – $0.05). For the nine months ended December 31, 2006, revenue was $618.5m (2005 – $611.6m) and net income was $1.5m (2005 – $2.3m). Diluted earnings per share for the nine months ended December 31, 2006 was $0.40 (2005 – $0.61).

OneSource performance reflects continued focus on client retention, targeted business development and continuous efficiency improvement. OneSource differentiates its service offering and competitive positioning through total cost management solutions, client specification re-engineering initiatives and other market leading programs such as OneSource GreenSweep™ which is environmentally designed to meet the requirements of green building operations.

For further information contact:

OneSource Services
+501 227 7178

Makinson Cowell
+212 994 9044

Note: This and other press releases are available at the Company's website: **http://www.One-Source.com**.

About OneSource Services Inc.

OneSource is a leader in the outsourced facilities services sector in the US and provides janitorial, landscaping, general repair and maintenance and other specialized services for more than 10,000 commercial, institutional and industrial accounts.

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Statements of Income (unaudited)
US dollars in millions

	3 months ended December 31, 2006	3 months ended December 31, 2005	9 months ended December 31, 2006	9 months ended December 31, 2005
Net sales	207.0	208.5	618.5	611.6
Cost of sales	(185.0)	(187.4)	(551.8)	(548.6)
Selling, general and administrative expenses	(21.2)	(19.0)	(63.0)	(56.8)
Operating income	0.8	2.1	3.7	6.2
Net interest income (expense)	0.1	(0.9)	0.5	(1.4)
Income before income taxes	0.9	1.2	4.2	4.8
Income taxes	(0.3)	(0.4)	(1.0)	(0.7)
Income after income taxes	0.6	0.8	3.2	4.1
Minority interests	(0.5)	(0.6)	(1.7)	(1.8)
Net income	0.1	0.2	1.5	2.3
Earnings per ordinary share (dollars)				
Basic and diluted	$0.03	$0.05	$0.40	$0.61
Number of ordinary shares ('000) Basic and diluted	3,722	3,764	3,722	3,764

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Balance Sheets (unaudited)
US dollars in millions

	December 31 2006 $m	March 31 2006 $m
Assets		
Current assets:		
Cash and cash equivalents	1.8	4.5
Restricted cash deposits	13.3	13.4
Trade accounts receivable - net	89.9	88.0
Other current assets	10.0	9.1
Total current assets	115.0	115.0
Restricted cash deposits	32.2	31.8
Goodwill - net	175.9	175.9
Other long-term assets	16.6	13.4
Total assets	339.7	336.1
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	30.1	29.4
Accrued personnel costs	27.0	30.3
Insurance reserves - current portion	21.2	20.5
Other current liabilities	17.0	18.2
Total current liabilities	95.3	98.4
Insurance reserves - long-term portion	50.3	48.6
Other long-term liabilities	20.9	16.6
Total liabilities	166.5	163.6
Total shareholders' equity	173.2	172.5
Total liabilities and shareholders' equity	339.7	336.1

OneSource Services Inc.
Selected Financial Information
Summarized Consolidated Statements of Cash Flows (unaudited)
US dollars in millions

Nine months ended December 31	2006 $m	2005 $m
Cash flows from operating activities		
Net income	1.5	2.3
Adjustments to reconcile net income to net cash generated by operating activities:		
Depreciation	3.5	3.8
Other - net	4.1	1.0
Changes in assets and liabilities - net	(3.2)	(7.8)
Net cash generated (utilized) by operating activities	5.9	(0.7)
Cash flows from investing activities		
Property, plant and equipment – net	(5.8)	2.7
Net cash (utilized) generated by investing activities	(5.8)	2.7
Cash flows from financing activities		
(Decrease) in short-term debt	(1.9)	(0.1)
Purchase of treasury shares	(0.6)	-
Net investment by former parent	-	(2.2)
(Increase) decrease in restricted cash deposits	(0.3)	2.4
Net cash (utilized) generated by financing activities	(2.8)	0.1
Net change in cash and cash equivalents	(2.7)	2.1
Cash and cash equivalents at beginning of period	4.5	6.1
Cash and cash equivalents at end of period	1.8	8.2

-END-

OneSource Services Inc. announces acquisition of shares

Belize City, Belize, April 3, 2007, OneSource Services Inc. (London: OSS) (the "Company") announces that it acquired 26,911 ordinary shares in the Company at 625 pence per share on March 30, 2007.

The Company's holding in treasury shares following this acquisition amounts to 42,658 ordinary shares. Following the transaction, the total number of the Company's ordinary shares in issue, excluding the treasury shares held, is 3,721,707 ordinary shares.

For further information contact:

OneSource Services Inc.
Belize +501 227 7178

Makinson Cowell
U.S. +1 (212) 994 9044

Note: This and other press releases are available at the Company's website: **http://www.One-Source.com**.

END